INVEST IN **QNETIC**

Mechanical battery—the sustainable energy revolution



LEAD INVESTOR



Adriana Verde Ríos

I invested in Qnetic because of their ambitious mission to accelerate the transition to green energy. They address the biggest obstacle in this transition by providing a technology that allows to store energy in a cost efficient and reliable manner. The founders and team have strong domain expertise and market understanding. They have been collaborating for years and share the passion and skill to take energy storage to the next level.

Invested $10,000 this round

qnetic.energy New York NY

Technology | B2B | Hardware | Energy | Sustainability

Highlights

1. Our mission—transition our civilization to sustainable energy
2. Our product—a low-cost, long-life, long-discharge grid-scale energy storage
3. The result—the solution to solar and wind power intermittency
4. Team—strong technical expertise, experienced in business and complex system execution; global
5. The market—growing exponentially, doubling every 3 years

Our Team



Michael Pratt Founder, CEO

Product design and development specialist with award-winning product designs and invention patents. 16 years at a leading product design consultancy: founding China GM and Technical Director, leading the design and engineering team for a decade.



Loic BASTARD Founder, CTO

Former Head of Department at Envision Energy; 10y experience at Siemens; 18 years of designing and analyzing complex rotating systems; Specialist in vibrations, rotor dynamic and FEA. China 1000 specially recruited talent award in 2016.



Malcolm Mathews Head of Finance, Business Ops. & Strategy, CFO

Global business executive with over 30 years of success leading organizations providing diverse technologies and services across multiple industries and segments. Former CFO, APAC at Johnson Controls, Stanley Black & Decker, Carrier Corporation



Dr. Mathias Mier Head of Quality, Procurement, Head European Office

Almost 40 years in leading roles in renewable energy, e.g. 12y REpower Systems, 5y Envision Energy. Expert in intercultural business, Quality, risk and supplier management. Experience in managing global JV & license agreements.

QNETIC'S MISSION



TRANSITION TO FOSSIL FUEL-LESS
SUSTAINABLE **POWER**
We must **stop** burning fossil fuels and **urgently** transition to renewables
ENABLE
ENERGY **SECURITY**
Fossil fuel **dependency** is a threat to our economies
Wind and solar energy are **cheaper** than oil and gas
BUT THEY ARE INTERMITTENT. **ENERGY STORAGE WILL SOLVE THAT**
wind
solar
energy storage
THE SUSTANABLE ENERGY REVOLUTION

is the **missing piece** to eliminate fossil-fuels

The world needs a scalable solution that is
LOW-COST, LONG-LIFE AND LONG DISCHARGE


"The original goal of Qnetic is to help humanity transition to a sustainable civilization on Earth, which is a fundamental good."
—Qnetic Manifesto

Discussion of the product and financials contained herein represent the management's good faith estimate of potential results should the team execute its development roadmap.

THE PRODUCT


THE QNETIC BATTERY:
ENERGY REVOLUTION

Qnetic is a power-to-power flywheel energy storage system: it takes in electricity and converts it to kinetic energy of a spinning rotor.

The energy is held as momentum, with very low losses due to the vacuum and special magnetic levitation bearings.

To discharge the energy again, the motor acts as a generator and the process is reversed. Simple.


MOTOR-GENERATOR
SUSPENSION BEARING
VACUUM SEALED CASING Ø2.8m
3m ABOVE GROUND
7m BELOW GROUND
KINETIC ENERGY
ω
ROTOR Ø2.5×5.5m 17 TONNES
GUIDANCE BEARING
SCALABLE
LOW-COST
NO DEGRADATION
SAFE, NO CHEMICALS, NO FIRE HAZARDS

2,000kWh BREAKTHROUGH **CAPACITY**

- Designed for long-duration discharge
- Innovative, ultra-light composite rotor
- Ultra-high speed for maximum stored energy
- Low losses (Round Trip Efficiency 85%)
- Integration of existing technologies: no high technical risk
- Electrical system based on standard technology
- Optimized for solar and wind energy shifting
- Designed for automated series production
- State of the art grid integration, system control and monitoring

KEY **ATTRIBUTES**

LOW COST
Cheaper than Li-Ion

LONG LIFE
Last for 30 years (15,000 cycles) and doesn't degrade

LONG DISCHARGE
4–12 hrs., perfectly suits daily energy shifting

KEY **ENABLERS**

SMART ROTOR
Super lightweight composite rotor, ultra-high speed, ultra stiff (patenting)

ADVANCED BEARINGS
Full magnetic levitation bearing design, extremely low losses (patenting)

ASSEMBLY AND BALANCING
Innovative manufacturing and assembly, accurate balancing of the system (patenting)



SAFE & **CLEAN**


Qnetic is installed in the ground for two reasons:
Intrinsic safety
Visual preservation of the landscape
Qnetic respects the environment. Its production will be CO_2 neutral, and a specific attention will be given to its environmental footprint (production and recyclability).

THE QNETIC **ARRAY**

A facility comprises any number of Qnetic, connected and working together to form a megawatt-scale battery.


100
QNETIC
200
MWh
ENERGY
50
MW
POWER

WHY IS QNETIC BETTER?

LCOS 2× CHEAPER THAN LI-ION


$210/MWh LCOS*
$505/kWh CAPEX
Lithium-ion market leader
$101/MWh LCOS*
$280/kWh CAPEX
(prediction)
Qnetic

*Levelized Cost of Storage (LCOS):
the cost of a MWh of electricity discharged from a storage device when accounting for all costs incurred (includes: full cost of goods; installation; maintenance; round trip efficiency; energy losses; degradation; end-of-life costs), and energy produced, throughout the lifetime of the device (Schmidt). Wholesale energy price used is $30/MWh. Based on 700 cycles/year and 4hr discharge. Li-ion prices taken November 2022.

DESIGNED FOR GRID-SCALE STORAGE

"We are not reinventing the wheel; we are radically redesigning the wheel for bulk storage."
—Dr. Mathias Mier

Qnetic stores a huge amount of energy compared to existing flywheel technologies.


UP TO
80×
MORE CAPACITY
25
kWh
32
kWh
2,000
kWh


EACH QNETIC WILL AVOID
4 TONNES OF CO_2
EMISSIONS EVERY DAY*
*Considering 2 full discharges per day.
Source: IEA report, US electric utility incident results showing
Coal Power produces 1012 gCO2/kWh
https://www.eia.gov/tools/faqs/faq.php?id=74&t=11

WE ARE COMMITTED TO SUCCESS

KEY TEAM

- Exceptional and highly experienced team covering business, finance, engineering (mechanical, electrical, composites) and execution.
- Expertise from wind turbines and other rotating machinery, ideally suited to develop Qnetic
- Future hiring will include market development, manufacturing and additional engineering expertise


MICHAEL PRATT
CEO
PRODUCT DESIGN
DR MATHIAS MIER
COO
PROCUREMENT & QUALITY
MALCOLM MATHEWS
CFO
OPERATIONS & FINANCE
LOÏC BASTARD
CTO
ENGINEERING & VIBRATIONS
EXPERTISE
COMPOSITES
GIANCARLO GIROLOMINI
ELECTRICAL ENGINEERING
SILVIO SEMMER
MARKET & STRATEGRY
PATRICK SHEAHAN
SALES & ADMINISTRATION
ELAINE KANG
ADVISOR PANEL
JÖRG ZEUMER
POWER ELECTRONICS AND CONTROL
ALEX SHOER
COMMERCIAL OPERATIONS
DR NATHAN MELENBRINK
MATERIAL & ENGINEERING
ART DICKER
LEGAL

THE MARKET IS GIANT

The market is **doubling** every three years.

In 2026, predicted demand is 85GWh—equivalent to 42,000 Qnetic.


GLOBAL NEW
STORAGE INSTALLATIONS (GWh)
ANNUAL INSTALLATIONS (GWh)
250
200
150
100
50
0
EXPECTED START OF
PRODUCTION
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030

30%
CAGR*
2022–2030

*CAGR=Compound Annual Growth Rate.
Source: BloombergNEF Global Energy Storage Outlook 2021;

All of today's combined global storage capacity is less than 1% of what is required to enable the full transition to renewables.


GLOBALLY NEEDED STORAGE BY 2050
ONLY 1% ALREADY INSTALLED

OUR BUSINESS MODEL

- Manufacture and sell Qnetic batteries (ourselves and through partners), focusing on Europe, USA and China
- License the design or the IP to other manufacturers
- Ongoing revenue: maintenance contracts; management software licensing; Qnetic Virtual Power Plant*

$560,000 Price of each Qnetic	50% Gross product margin	IPPs Key customers	Partnerships
$280/kWh × 2,000kWh Undercuts the market	Target COGS of $140/kWh Our LCOS includes 50% margin	Independent Power Producers adding storage to solar/wind assets	Accelerating manufacturing, sales and non-core RD&D

*The Qnetic Virtual Power Plant
Qnetic's software will be responsive to the supply and demand of the grid. Acting synchronously, many Qnetic can behave as a virtual power plant for the grid. Long-term, this software layer may be more significant then the hardware. However, Phase I of the company is the RD&D to bring the hardware product to the market.

WHERE WE ARE AND WHERE WE'RE GOING


TECHNOLOGY READINESS LEVEL
TRL1
TRL2
TRL3
TRL4
TRL5
TRL6
TRL7
TRL8
TRL9
Research
Development
Deployment
Completed
Wefunder
Planned
MARKET READINESS LEVEL
MRL1
MRL2
MRL3
MRL4
MRL5
MRL6
MRL7
MRL8
MRL9
Market Need
Product Fit
Acceptance
ROADMAP
α0
α1
α2
β
γ


MODELS
Product:
- Cost Model
- Dynamic and stress models
Market:
- Need identified
LAB-PROTO
Product Goals:
- Lab-prototype
- IP filed
Market Goals
- Product market fit
- Assumptions validated
PROTOTYPE
Product Goals:
- Medium scale prototypes
- 3rd Party Verification
Market Goals
- Customer interest
CERTIFICATION
Product Goals:
- Commercial prototypes
- Production system ready
- DNV-GL Certification
Market Goals
- Customer down-payments
PRODUCTION
Product Goals:
- Production launch (Europe)
- Expansion (US, China)
Market Goals
- Revenue
Q1 Q2 Q3 Q4
2022
2023
2024
2025
2026
2027

OUR AMBITION BY **2030**

600

Estimated units sold per year by 2030

$1BN

Estimated company valuation by 2030

USA

- Qnetic factory producing 200 units per year (400MWh)
- R&D centre: materials and processes

EUROPE

- Qnetic factory producing 200 units per year (400MWh)
- Hardware engineering centre: Development and Testing

ASIA

- China: joint venture with local partner to produce 200 units per year (400MWh)
- Shanghai sourcing centre: bearing and magnets.
- Singapore software centre

ROW

- Design licenced in Australia, Japan, Southeast Asia and Canada

Forward looking projections cannot be guaranteed.

THE RAISE


7.5%
WEFUNDER
47.8%
LAB PROTOTYPE, RD&D (incl. team)
12.7%
MARKET & OUTREACH
22.2%
BUSINESS OPERATIONS
9.8%
PATENTS

FILE INVENTION PATENTS


CORE IP
Layer 1
Layer 2
Layer 4
ARCHITECTURE
System principal invention
SUB-SYSTEMS
Bearings and rotor
3 PATENTS CURRENTLY BEING FILED
SUB-SYSTEM DETAILS
COMPONENTS
PATENTS TO BE FILED WITH THIS INVESTMENT

BUILD A LAB-SCALE PROTOTYPE



TARGETS

- Low-risk, low-cost, expedient
- 1:4 scale size
- 32kWh theoretical capacity

PURPOSE

- Demonstrate Qnetic architecture
- Validate critical sub-systems
- Support future investment

EXPAND THE TEAM
Hire talents in USA and Europe

PREPARE FOR FULL PROTOTYPE
Secure key suppliers and prepare testing site

DEVELOP THE MARKET
Verify our assumptions, define best strategy

DEVELOP THE COMPANY
Open office in Hamburg, Germany

START STRATEGIC PARTNERSHIP
Material development project with MIT

THE TIME IS NOW


CIVILIZATION UNLIMITED
QNETIC WILL HELP TO UNLOCK
THE FOSSILFUEL-LESS CIVILIZATION

SUPPORT **QNETIC**
HELP US ACHIEVE OUR MISSION

INVEST IN **THE FUTURE**
ENABLE THE SUSTAINABLE ENERGY REVOLUTION